Axar Credit Opportunity Fund, Inc.

402 W 13th Street, 5th Floor

New York, New York

March 24, 2023

VIA EDGAR

Mr. Jeffrey A. Foor

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Axar Credit Opportunity Fund, Inc.
Application for Withdrawal of Registration on Form 10-12G
(File No. 000-56513)

Dear Mr. Foor:

Axar Credit Opportunity Fund, Inc., a Maryland corporation (the “Company”), hereby respectfully requests the withdrawal of the Company’s Registration Statement on Form 10-12G filed with the Securities and Exchange Commission (the “Commission”) on January 24, 2023 (File No. 000-56513), together with all exhibits thereto (collectively, the “Registration Statement”).

The Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors. The Company is withdrawing the Registration Statement to prevent it from automatically becoming effective sixty days after the filing of the Registration Statement pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934, as amended.

The Company is in the process of responding to comments provided by the staff of the Commission (the “Staff”) in a letter, dated February 23, 2023. The Company currently intends to file a replacement Registration Statement on Form 10-12G with the Commission that is responsive to the Staff’s comments. It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission.

Should you have any questions regarding the foregoing, please contact John J. Mahon of Schulte Roth & Zabel LLP, counsel to the Company, at (202) 729-7477.

Sincerely,

Axar Credit Opportunity Fund

/s/ Andrew Axelrod
Andrew Axelrod
Chief Executive Officer and President

cc:	Keith O’Connell / U.S. Securities and Exchange Commission
Christian Sandoe / U.S. Securities and Exchange Commission
Michael Spratt / U.S. Securities and Exchange Commission
John J. Mahon / Schulte Roth & Zabel LLP